Exhibit 99.1
ERMENEGILDO ZEGNA N.V. COMPLETES REDEMPTION OF ALL OUTSTANDING WARRANTS

February 28, 2023 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group” or the “Company”) today announced the completion of the redemption of its outstanding warrants (the “Warrants”) to purchase ordinary shares of the Company (the “Ordinary Shares”) that remained outstanding at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”).

On January 26, 2023, the Company announced that it would redeem all of its Warrants that remained outstanding on the Redemption Date for a redemption price of $0.10 per Warrant. Prior to 5:00 p.m. New York City Time on the Redemption Date, Warrant holders could elect to: (1) exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share, or (2) exercise their Warrants on a “cashless basis” (a “Make Whole Exercise”) for a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement or the New Warrant Agreement (as applicable). On February 10, 2023, the Company announced that holders who exercised their Warrants pursuant to a Make-Whole Exercise would receive 0.277 Ordinary Shares per Warrant.

408,667 Warrants were exercised at an exercise price of $11.50 per Ordinary Share and 19,322,846 Warrants were exercised on a cashless basis, resulting in the exercise of approximately 98% of the outstanding Warrants (of which approximately 2% for cash and 96% on a cashless basis) and in the issuance of an aggregate of 5,761,067 Ordinary Shares. The remaining 385,123 Warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash.

Accordingly, the Company will have 248,563,813 Ordinary Shares and no Warrants outstanding as a result of the redemption of the Warrants.

The Warrants have ceased trading on the New York Stock Exchange. The Ordinary Shares continue to trade on the New York Stock Exchange under the symbol ZGN.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear, and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through 500 stores in about 80 countries around the world, of which 302 are directly operated by the Group as of December 31, 2022 (239 Zegna stores and 63 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

Contacts

Investor Relations/Group Communications
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com

Media
Brunswick Group Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Marco Rubino
Community
+39 335 6509552
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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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